UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 31, 2025

Commission File Number: 001-38974

BIOPHYTIS S.A.

(Translation of registrant’s name into English)

Stanislas Veillet
Biophytis S.A.

Sorbonne University—BC 9, Bâtiment A 4ème étage

4 place Jussieu

75005 Paris, France

+33 1 44 27 23 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 28, 2025, Biophytis S.A. issued a press release announcing the settlement and delivery of its €2.6 million private placement. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

The description of the private placement is not complete and is qualified by reference to the full text of the agreed upon documents, copies of which are filed as exhibits to this Form 6-K and are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
10.1	Subscription Agreement, dated March 25, 2025
10.2	Form of Pre-Funded Warrant (included as Exhibit 10.1)
10.3	Form of Investor Warrant (included as part of Exhibit 10.1)
99.1	Press Release dated March 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHYTIS S.A.

Date: March 31, 2025	By:	/s/ Stanislas Veillet
Name: Stanislas Veillet
Title: Chairman and Chief Executive Officer